Exhibit 99.6

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806
CONSENT OF INDEPENDENT AUDITORS
We hereby consent to the inclusion in this Annual Report on Form 40-F of Fronteer Development Group Inc. of our report dated March 26, 2009 relating to the consolidated balance sheets of Fronteer Development Group Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations, cash flows and shareholders’ equity and comprehensive income (loss) for each of the years in the three years ended December 31, 2008, and relating to the effectiveness of internal control over financial reporting as at December 31, 2008.
(Signed) PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, B.C., Canada
March 26, 2009
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.